BREK ENERGY CORPORATION

September 20, 2007

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Gasco Energy, Inc.
Registration Statement on Form S-4
Filed July 6, 2007
File No. 333-144387

Brek Energy Corporation
Form 10-KSB for the period ended December 31, 2006
Filed April 16, 2007
File No. 000-27753

Dear Mr. Schwall:

This letter is in response to your letter dated August 2, 2007 regarding the S-4 Registration Statement (the “Registration Statement”) filed by Gasco Energy, Inc. (“Gasco”) and the Form 10-KSB for the period ended December 31, 2006 filed by Brek Energy Corporation (“Brek”).

Our responses to your comments, which are keyed to the numbering of your letter, are as follows:

Brek Energy Corporation

Form 10-KSB for the Fiscal Year ended December 31, 2006

Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity and Accumulated Deficit, page 4

We note you issued units in private placements in 2005 and 2006, and each unit consisted of one common share and one common share purchase warrant. Please disclose why the subsequent exercise of these “purchase warrants” does not appear to result in the issuance of additional shares of common stock, as presented in your Consolidated Statements of Changes in Stockholders’ Equity and Accumulated Deficit for the years ended December 31, 2005 and 2006.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

2. Brek issues shares of its common stock upon the exercise of the purchase warrants. Upon the exercise of the purchase warrants, Brek first records the cash received, if applicable, and the common stock issued. Brek then reclassifies the corresponding warrant amounts from “Common stock purchase warrants” to “Additional paid in capital” within the equity section of the Consolidated Balance Sheets. When this occurs, Brek’s policy is to show this transaction as a separate line item on the Statement of Changes in Stockholders’ Equity and Accumulated Deficit. Brek uses this style of presentation because it believes it is less confusing for the reader of Brek’s financial statements. Paragraph 31 of Rule 5-02 of Regulation S-X permits Brek to report the warrant exercises in this manner, rather than including them on the related “Warrants exercised for cash” or “Warrants exercised for debt” lines on the Consolidated Statement of Changes in Stockholders’ Equity and Accumulated Deficit. Because Brek believes that its presentation of  the warrant exercises is permitted by Regulation S-X, Brek has not made any changes to the Consolidated Statement of Changes in Stockholders’ Equity and Accumulated Deficit. Brek believes that this presentation complies with all aspects of GAAP in the accounting, disclosure and presentation of warrants for these transactions. Brek has consistently used this method of presentation in all periods in the reports that it has filed pursuant to section 13 of the Securities Exchange Act of 1934.

In addition, Brek provides the following explanation of the method it used to account for fair value of its warrants:

Consolidated Balance Sheets

When Brek issues units, the fair value of the warrants is estimated and recorded as a separate component of stockholders’ equity. This account is called “Common stock purchase warrants” and is a separate line item in the equity section on Brek’s Consolidated Balance Sheets. As the warrants are exercised or expire, the “Common stock purchase warrants” account is reduced and the “Additional paid-in-capital” account increases accordingly.

Consolidated Statement of Stockholders’ Equity and Accumulated Deficit

The “Common stock purchase warrants, exercised” $18,750 and $1,052,973 for the years ended December 31, 2005 and 2006, relate to the 500,000 “Warrants exercised for cash” during the year ended December 31, 2005 and the 16,804,236 “Warrants exercised for cash” and the 2,569,814 “Warrants exercised for debt” during the year ended December 31, 2006. The “Common stock purchase warrants, exercised” line simply reclassifies the amounts originally attributed to the warrants that were exercised (as reported on the “Warrants exercised for cash/debt” lines above) from the “Common stock purchase warrants” equity account to the “Additional paid in capital” equity account.

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 7

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

We note your accounting policy disclosure stating that you recognize revenue when the oil and gas is produced and sold. Please expand your disclosure to describe the manner by which your product is typically conveyed, and identify the point in that process at which revenue is recognized. It should be clear how the circumstances compare to the criteria set forth in SAB Topic 13:A:1. In addition, please disclose how you account for gas imbalances, relative to the guidance in EITF 90-22.

3. Based on the above comment and review of SAB Topic 13:A:1 and EITF 90-22, Brek will revise for clarification its revenue recognition disclosure in Amendment No. 1 to Brek’s Form 10-KSB as follows:

Revenue Recognition

The Company records revenues from the sales of natural gas and crude oil when pervasive evidence of an arrangement exists, delivery to the customer has occurred and risk of ownership or title has transferred and collectibility is reasonably assured. In general, this occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.

The Company may have an interest with other producers in certain properties, in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. Any differences between volumes sold and entitlement volumes, based on our net working interest, which are deemed to be non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes generally are not significant. Brek did not have any gas imbalances at December 31, 2006 and 2005.

Long-Lived Assets, page 9

We note you recorded a $4,452,754 impairment loss during the year ended December 31, 2006 related to your oil and gas properties. However, your disclosure on page 10, describing the ceiling test required under the full cost rules and stating that the full cost pool was the same as the ceiling because an impairment charge had been taken, suggests you may have relied upon guidance other than the full cost rules in Rule 4-10(c) of Regulation S-X to compute this impairment loss. Please revise your disclosure to clarify. It should be clear whether you have performed the full cost ceiling test on a quarterly basis to determine the amount of impairment loss to be recognized.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

4. Based on the above comment and review of Rule 4-10(c) of Regulation S-X, Brek will revise for clarification its long-lived assets disclosure in Amendment No. 1 to Brek’s Form 10-KSB as follows:

Long-lived Assets

At December 31, 2006 and 2005, the Company’s only long-lived assets were its proved and unproved oil and gas properties. Unproved properties whose costs are individually significant are assessed individually. Where it is not practicable to assess individually, such properties may be grouped for an assessment of impairment. Impairment of unproved properties is estimated based on primary lease terms, geologic data and average holding periods. The Company’s unproved properties are evaluated quarterly for the possibility of potential impairment. The Company has no other long-lived assets and has not recognized any impairment losses with respect to its unproved properties. See related disclosures under the caption “Oil and Gas Properties.”

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost centre (“full cost pool”). Such costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from property sales are generally credited to the full cost pool without gain or loss recognition unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool. The Company did not capitalize any internal costs during the years ended December 31, 2006 or 2005. Costs associated with production and general corporate activities are expensed in the period incurred.

Depletion of exploration and development costs is computed using the units of production method based upon estimated proven oil and gas reserves. The costs of unproved properties are withheld from the depletion base until such time as either they are developed or abandoned. During the year ended December 31, 2006, no unproved property amounts were reclassified to proved properties. The properties are reviewed quarterly for impairment.

Total well costs are transferred to the depletable pool even when multiple targeted zones have not been fully evaluated. For depletion purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes (full cost pool) may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet plus the cost, or estimated fair value, if lower of unproved properties and the costs of any properties not being amortized, if any. Should the full cost pool exceed this ceiling, an impairment is recognized. During the year ended December 31, 2006, based on the results of the Company’s reserves study, the full cost pool exceeded the ceiling and an impairment charge was taken against our oil and gas properties of $4,452,754. The present value of estimated future net revenues is computed by applying current oil and gas prices to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. However, subsequent commodity price increases may be utilized to calculate the ceiling value and any increase in the value of the unamortized capitalized costs over the ceiling value are not reinstated but are charged to expense as incurred. Commodity price increases, subsequent to December 31, 2006, were not sufficient to eliminate the need for the $4,452,754 impairment expense that was recorded at December 31, 2006.

Asset Retirement Obligation, page 10

We note you did not apply the guidance of SFAS 143 in 2005 because you deemed the amounts to be recognized for the asset retirement obligation and related accretion expense to be immaterial. However, we note the asset retirement obligation and accretion expense amounts you recognized in 2006 do not appear to be materially different than these amounts. Please provide a detailed analysis to support your position that it was unnecessary to apply the guidance of SFAS 143 until 2006. Please consider the guidance of SAB Topics 1:M and 1:N when preparing your response.

5. Brek considered the guidance of SFAS 143 in 2005 and, after calculating its estimated asset retirement obligation, determined the amount immaterial to record in the Company’s financial statements. When determining whether or not to record the obligation and related accretion expense for 2005, Brek considered the following qualitative and quantitative factors given all relevant circumstances at the time:

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

a.	The magnitude of the amounts did not make it probable (or create a substantial likelihood) that a reasonable investor would have been changed or influenced by the inclusion of these items;

b.	The inclusion of these items would not have changed Brek’s net loss to income or vice versa;

c.	The amounts did not change Brek’s loss per share or its business trends;

d.	There was no expectation (or substantial likelihood) of a potential market reaction;

e.	The calculated amounts were taken from management’s estimate, which involved a degree of imprecision inherent with the estimate; and

f.
There was no intention of management that a reasonable investor would regard as a practice by management to avoid reporting Brek’s material financial condition and results of operations, taken as a whole.

Similarly, Brek applied the guidance of SFAS 143 in 2006 and initially did not consider the estimated asset retirement obligation to be material to record. However, in anticipation of the filing by Gasco of a Registration Statement on Form S-4, Brek recorded the estimated obligation and related accretion expense to its year-end accounts for 2006 so as to be comparative and consistent with Gasco’s own filings as opposed to only presenting the amounts within the disclosures to Brek’s financial statements. As such, Brek considers its presentation and disclosure under SFAS 143 to be adequate and in compliance with its financial reporting requirements.

Note 4 - Oil and Gas Properties, page 14

You disclose that the rescission of your consent to participate in the drilling of a well resulted in the reversal of accrued development expenditures. Please disclose your basis for initially recognizing the development costs as a liability. Also include details sufficient to understand how derecognizing the accrual is consistent with the guidance in paragraph 16 of SFAS 140.

6. Gasco drilled a well in which Brek had originally consented to participate. When the actual costs were incurred and billed to Brek, Brek did not have sufficient funds to pay its share of the drilling costs. At this time Brek rescinded its previous consent and Gasco formally agreed to rescind Brek’s original consent and credited Brek for the costs that had been billed to it.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

Based on the guidance included in paragraph 16 of SFAS 140, Brek was able to derecognize its liability to Gasco when Gasco agreed to rescind the consent and credited Brek. Brek believes that it has complied with GAAP and that no further disclosure is necessary.

Note 8 - Stock Options, page 20

Please disclose the extent to which the options granted under the 2001 stock option/warrant plan are vested. If any of these have not yet fully vested, disclose the vesting provisions and describe your accounting under SFAS 123(R).

7. Brek will include the following disclosure in Note 8 of its financial statements:

All of the outstanding stock options were fully vested by July 14, 2003.

Note 9 - Warrants, page 21

Please disclose the methodology you used to estimate the fair value of the warrants granted during the periods presented.

8. Brek will include the following disclosure in Note 9 of its financial statements:

All of Brek's warrants were issued in connection with the issuance of units (one common share and one common share purchase warrant). When the units were issued Brek allocated 25% of the proceeds of the issuance to the estimated fair value of the warrants. The Company considers the fair value amount to be reasonable and this allocation has been consistently applied.

We note that during the third quarter of 2006 you reduced the exercise price of your warrants to induce the holders to exercise their warrants. Please disclose the amount of additional compensation costs recognized, or the reasons why this inducement did not result in the recognition of additional compensation costs following the guidance in paragraphs 51 and 52 of SFAS 123R.

9. Brek concluded that FAS 123(R) was not applicable to these warrants since they were not compensatory. Specifically, the modification thereof (through the reduction of the exercise price) as described in paragraphs 51 and 52 did not result in the recognition of additional compensation costs since these issuances were not share based payments to employees or to vendors for goods or services rendered. Such payments are restricted by Brek to stock options which are accounted for separately in accordance with FAS 123(R) as disclosed within Brek’s financial statements.

All of the warrants were issued to investors in connection with the issuance of units (one common share and one common share purchase warrant). The warrant exercises were not related to any form of compensation since the warrants were associated with previous rounds of equity contributions (predominately from 2004) and the price was reduced to obtain additional capital from Brek’s previous investors and investor groups. In general, the warrants by their nature are non-compensatory when issued in connection with an equity offering and when the purchase feature is exercised, no gain or loss (or change in value) is recognized. The reduction of the exercise price of the warrants resulted in the restricted shares being valued at the market price at which investors were willing exercise their warrants, for the volume of restricted shares issued.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

Based on the above Brek believes that no further disclosure is required.

Note 10 - Income Taxes, page 22

You disclose that you did not recognize income tax expense for the years ended December 31, 2005 and 2006. However, you present franchise tax expense on your Consolidated Statement of Operations for the year ended December 31, 2006. Please disclose details identifying the origin of this expense and clarifying the extent to which your franchise tax is based on income. As you may know, the guidance in paragraph 4a of SFAS 109 states that franchise taxes based on income are subject to the principles and requirements of SFAS 109. If the franchise tax falls within this provision, further disclosures will be necessary. Alternatively, if your franchise tax is not based on income, please revise your Consolidated Statement of Operations for the year ended December 31, 2006 to reflect this expense amount as an operating expense.

10. The franchise tax expense reported represents minimum corporate income taxes for the states of California and Utah and therefore reclassification as an operating expense is not required. The income tax expense covers a number of taxation years and includes penalties and interest related thereto which were not considered material for reclassification at the end of 2006 as it represented less than 0.05% of Brek’s net loss. Based on the foregoing, Brek believes that no further disclosure is required.

Note 12 - Commitments and Contingencies, page 23

Contingent liability, page 23

You disclose on page 20, outside of the financial statements, that you reached a settlement with the plaintiffs of the Bermuda lawsuit. Please expand your disclosure to address these recent developments. In addition, we note that each party has agreed to dismiss the lawsuit, but an inactive subsidiary of yours is still subject to the litigation. Please clarify within your disclosure whether you are still exposed to this potential loss contingency given your relationship with the subsidiary. If you do not believe so, the basis for your view should be clear. Finally, please disclose an estimate of the possible loss or range of loss you may be subject to in the event the lawsuit is not resolved in your favor. If you are unable to make such an estimate, please indicate this within your disclosure as required by paragraph 10 of SFAS 5.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

11. The settlement was reached subsequent to December 31, 2006. On March 29, 2007 a Settlement Agreement and Mutual Release was signed by Brek and the debtor but the Settlement Agreement and Mutual Release were not effective until the consent order was entered into the Supreme Court of Bermuda. This did not occur until April 19, 2007.

This settlement did not have a significant enough effect on Brek’s disclosure to warrant dual dating the audit report. The following paragraph was added to Brek’s subsequent quarterly filings:

On March 29, 2007 a Settlement Agreement and Mutual Release was signed by the Company and the debtor. This agreement releases the Company and its subsidiary, Feds Acquisition Corporation, from all claims with respect to the above mentioned agreement. The Company’s wholly owned subsidiary, First Ecommerce Asia Limited, was not released from further legal action.

Brek will include the following information in Amendment No. 1 to its Form 10-KSB and in the Registration Statement:

On February 25, 2003, Transworld Payment Solutions N.V. and First Curacao International Bank N.V. (referred to in this discussion as the “plaintiffs”), which are the debtor and the guarantor respectively of a note receivable, commenced legal action against Brek and others in the Supreme Court of Bermuda claiming that Brek and its former subsidiary, First Ecom Systems Limited, had promised to develop and supply the plaintiffs with certain software pursuant to three license agreements dated October 19, 2001. The plaintiffs were seeking rescission of all agreements between the parties or, alternatively, damages for misrepresentation and breach of the agreements. The plaintiffs commenced the lawsuit approximately one week before they were required to make their first installment payment pursuant to a share purchase agreement dated October 19, 2001. At that time, the plaintiffs were obligated to make an installment payment in the amount of $1,901,107. The plaintiffs have not made any of the installment payments required by the terms and conditions of the agreements.

Brek and the other defendants, as cross-claimants, filed an answer to the complaint and a counterclaim on May 8, 2003 with the Supreme Court of Bermuda. In their counterclaim, the cross-claimants were seeking specific performance of the agreements or, alternatively, damages for breach of contract. The plaintiffs, as cross-defendants, filed a reply and answer to the counterclaim on May 21, 2003. Although the directors believe that the cross-defendants’ claims were without merit, due to a lack of financial resources Brek did not pursue its counterclaim. No party took any further action after Brek filed its answer and counterclaim.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

On March 28, 2007, Brek and its subsidiary, Feds Acquisition Corporation, reached a settlement with the plaintiffs/cross-defendants whereby the agreements giving rise to the litigation were rescinded, and the parties mutually released each other from any claims under the agreements and consented to the dismissal of the action filed in the Bermuda court. The consent order dismissing the action was filed in the Bermuda court on April 19, 2007. This leaves only Brek’s inactive Hong Kong subsidiary, First Ecommerce Asia Limited, referred to as “FEAL”, subject to the Transworld agreements and litigation. Although FEAL was originally to be a party to the settlement, the High Court of the Hong Kong Special Administrative Region in November 2003 ordered that FEAL be wound up and in April 2005 appointed liquidators for this purpose. As a result of the winding up proceeding, FEAL was not released because the liquidators refused to respond to requests to approve the settlement agreement.

Brek does not believe that it is exposed to a potential loss contingency related to this matter. Because all of the other parties to the litigation have settled, the liability - to the extent that any exists - is now that of FEAL, which has no assets. Brek has been advised that Hong Kong’s Companies Ordinance provides limited liability to stockholders of a Hong Kong corporation. The liability to stockholders extends to the paid up value of the stockholder’s shares. In this case, the paid up value was $2.00. Based on the foregoing, Brek does not believe that the plaintiffs would be successful in holding Brek, as FEAL’s stockholder, accountable if FEAL incurred any liability as a result of this action.

Furthermore, Brek believes that it and its subsidiaries, including FEAL, were made parties to this action in bad faith. Brek believes that the action was filed so that the plaintiffs could avoid making the payment that was due on October 19, 2001. Brek believes that if the action were to continue to be prosecuted, which is unlikely given that it was filed four and a half years ago and all of the parties, with the exception of FEAL, which has no assets, have signed settlement agreements, FEAL would prevail in its defense.

The plaintiffs sought rescission of the purchase agreement or, alternatively, damages for misrepresentation and breach of the purchase agreement. Because there has been no discovery done and no preparations for trial have been made, it is not possible for Brek to make an estimate of the loss or range of loss that FEAL might be liable for in the event the action was resolved against FEAL. However, given that FEAL was originally to be included in the settlement, that the action was settled by rescission without the payment of any damages by the remaining parties, and that no facts have changed which would make this method of settling the action between FEAL and the plaintiffs unattractive to either party, Brek believes that the likelihood of a judgment being entered against FEAL is remote.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

Note 14 - Discontinued Operations, page 24

We note you exchanged your 51.53% interest in Vallenar Energy Corp. (Vallenar) for all the issued and outstanding shares of Rock City Energy Corp. Please disclose the underlying business purpose for this transaction and explain what your relationship was with Rock City Energy Corp. (Rock City) prior to the transaction.

12. The underlying business purpose of this transaction was to spin off and distribute Brek’s shares of Vallenar Energy Corp. to Brek’s shareholders to satisfy the terms of the merger agreement with Gasco which requires that Gasco acquire no interest in Vallenar. Rock City was formed solely for the purpose of holding Brek’s shares of Vallenar Energy Corp. in order to eventually distribute the shares to Brek’s shareholders by way of a spin-off of the outstanding shares of Rock City to Brek’s shareholders (Rock City filed a registration statement on Form SB-2 to facilitate this spin-off and it was declared effective September 17, 2007). All of Brek’s directors are also directors of Rock City, therefore Rock City is an affiliate of Brek. There was no other relationship between Brek and Rock City prior to the stock exchange. Based on the above Brek will insert the following paragraph in Note 14 of its financial statements:

Brek formed Rock City to be the vehicle through which the shares of Vallenar Energy held by Brek would be distributed to its shareholders in order to satisfy the terms of Brek’s merger agreement with Gasco.

Although you classified the results of operations of Vallenar as discontinued operations on page 3, you state that subsequent to this exchange transaction, Rock City is your wholly owned subsidiary. Given that you would consolidate this subsidiary for financial reporting purposes, tell us how you came to the view that this exchange transaction resulted in the disposition of Vallenar, since you continue to hold your 51.3% interest in this entity through your 100% ownership interest in Rock City.

13. Brek’s view of its classification of Vallenar as discontinued operations resulted from its consideration of the requirements under SFAS 144, with specific reference to paragraphs 41 - 47.

Pursuant to its merger agreement with Gasco, the spin-off of Brek’s interest in Vallenar Holdings, Inc. (now known as Rock City Energy Corp., as discussed in response number 12 above) is a condition precedent to the merger. Due to the pending consummation of the merger and following the guidance in paragraph 41 of SFAS 144, Vallenar was identified as a component comprising clearly distinguishable operations and cash flows that was to be disposed of or held for sale. As such, paragraph 42 required the Company to report Vallenar as discontinued operations since “(1) the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal, and (2) the entity will have no significant continuing involvement in the operations of the component after the disposal transaction.”

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

Based on the above discussion, Brek believes that classifying Vallenar Energy’s results in discontinued operations is the appropriate accounting treatment.

Controls and Procedures, page 28

Please understand that the term disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:

“. . . controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”

Your disclosure currently states that your disclosure controls and procedures were effective in alerting you on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act, which does not include the entire definition above. Please revise your disclosure to either present your conclusion about the effectiveness of your disclosure controls and procedures without the qualification introduced by specifying certain areas of effectiveness, or to expand your current statement to encompass all aspects of the definition above.

14. We will revise the disclosure as follows:

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, the Chief Executive Officer/Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
September 20, 2007

During the period covered by this report there was no significant change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In making this response to your comments, we acknowledge that:

(1) we are responsible for the adequacy and accuracy of the disclosure in our filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

BREK ENERGY CORPORATION

By:	/s/ Richard Jeffs
RICHARD JEFFS, President